UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

Graze, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11982

Delaware	82-3705318
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1438 9th St Santa Monica, CA	90401
(Address of principal executive offices)	(Zip Code)

310-431-1186
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

In this Semi-Annual Report, the terms “we”, “Graze”, or “the Company” refers to Graze, Inc.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results - Fiscal Year Periods Ended June 30, 2022 and 2021

Through June 30, 2022, the Company has not recorded any revenues to date. Our team has partnered with some of the largest landscaping companies in the US, UK, and Australia to solve this core problem for the industry. As of December 31, 2021, Graze had non-binding Letters of Intent (“LOIs”) from these partners to potentially purchase a total of 335 Graze units collectively, which represents a potential $30,930,000 revenue opportunity for Graze over 5 years. As of the date of filing, all LOIs remain in place and the company continues to engage with our early-stage partners to plan eventual product delivery via binding purchase orders. Delivery will take place at a date agreed between parties after we are able to manufacture mowers at scale. Graze has not obtained any additional LOIs in 2022 due to the Company’s focus on product development including software and hardware enhancements and product requirements for our Gamma and pre-production units. We remain are on track to validate our first commercialized units in 2022, with production scale in early 2023.

In the six months ended June 30, 2022, operating expenses were $6,658,339 compared to $3,783,868 for the 6 months ended June 30, 2021, representing an increase of 76%. In 2021 the Company was focused on product development and was able to launch its first pilot program with early-stage partners. As such, research and development expenses for the period were $3,025,204 and general and administrative expenses were $218,862. In 2022, the Company has continued to align product features to customer demands to reliably deploy the Graze mower and complete commercial mowing tasks for our commercial pilot partners. As such, research and development expenses for 2022 were $5,320,903 and general and administrative expenses were $365,995.

The Company incurred sales and marketing expenses of $539,802 and $971,441 for the six months ended June 30, 2021 and 2022, respectively. These costs were mainly associated with supporting equity crowdfunding campaigns.

Our operating expenses are also reflected in an accrued liability to Wavemaker Labs for services rendered under the Company’s Master Services Agreement with Wavemaker Labs, which included product development activities to build the first batch of commercial units and general support activities focused on business development and fundraising efforts. These reflected expenses do not result in an out flow of cash, but rather an accrued liability to Wavemaker Labs.

We anticipate that operating expenses will increase further as we take on costs associated with the completion of our production-ready version, including hiring additional personnel. We also expect to increase marketing spend to bring in more leads and customers.

Liquidity and Capital Resources - Fiscal Year Periods Ended June 30, 2022 and 2021

As of June 30, 2022, the Company had $134,153 in cash and cash equivalents, compared to $31,045 at December 31, 2021. At June 30, 2022, our total current assets were $5,454,034 compared to our current liabilities of $7,860,606, representing a current account deficit of $2,406,572.

We previously received loans from related parties including Future VC, LLC. As of June 30, 2022 the outstanding balance was $574,607 to be repaid in 2022. In addition, at certain times the company loaned funds to related parties such as Future Labs VII, Inc. As of June 30, 2022 the outstanding balance was $259,000 to be repaid in 2022.

·	In 2020, Future Labs III, Inc. loaned the company $14,400 at a 3% interest rate. This loan was paid in 2021.

·	In 2020, Future Labs VI, Inc. loaned the company $9,500 at a 3% interest rate. This loan was paid in 2021.

·	In 2020, Future VC, LLC loaned the company $246,467at a 3% interest rate. This loan is due to be repaid in 2022.

·	In 2021, the Company loaned Future Labs VI, Inc. $40,000 at a 3% interest rate. $19,500 was paid in 2021 and the balance is due to be repaid in 2022.

·	In 2021, the Company loaned Future Labs VII, Inc. $60,000 at a 3% interest rate. This loan is due to be repaid in 2022.

As of June 30, 2022, we finalized all closed capital from our Series A fundraising efforts. As of the date of this report, the Company had issued 2,742,651 shares of Series A Preferred Stock for gross proceeds of $13,864,117, $3,886,319 of which came from its Series A Regulation A+ financing round offered through SI Securities, LLC in 2019 and 2020, $4,983,267 of which was raised from the extension of its Series A Regulation A+ financing round offered through StartEngine Primary, LLC in 2021, and $4,994,531 from its Regulation A+ financing round offered through WAX, Inc. that closed on April 15, 2022.

Trend Information

In 2018, the Company obtained letters of intent from customers include a non-binding commitment to purchase 200 mowers at a purchase price of $30,000 per mower and $1,000 per month for the useful life of the mower. In 2020, the Company began exploring golf courses as a new channel, as well as expanding its customer base in the commercial landscaping industry. In 2021, the Company announced customers from the US, UK, and Australia had signed letters of intent to potentially purchase a total of 335 Graze units collectively, which represents a $30,930,000 revenue opportunity for Graze.

The Company continued ramping up research and development of its prototypes in 2020 and 2021, and by February of 2021, prototypes had begun regular mowing demonstrations and intensive field testing. In order to build and deliver a fully functional Graze mowers for our commercial pilot programs in Q4 of 2021, the Company has since increased expenses attributable to engineering, research and development, business development, marketing, and fundraising. Any delays in the development process could have a negative effect on the Company’s ability to launch our pilot programs and begin commercialization by 2023. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because the letters of intent with our potential customers are non-binding, they could delay purchasing or refuse to purchase Graze mowers, which could result in delaying when the Company starts making revenue.

The Company released its latest Beta version in Q3 2021 and initiated commercial pilot programs in Q4 2021, with a goal of applying learnings to a production ready model by the beginning of 2023. The major focus of the Company’s engineering team is to improve our ability to reliably deploy the Graze mower and complete commercial mowing tasks for our commercial pilot partners. In 2022, the Company has focused on refining the product roadmap, aligning product features to customer demands, and our reliance on Wavemaker Labs has pushed back our next product development phase, resulting in anticipated production and delivery of its first batch of commercial units in 2023.

Graze, Inc.

INDEX TO EXHIBITS

2.1 Third Amended and Restated Certificate of Incorporation*

2.2 Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation*

2.3 Amended and Restated Bylaws*

4.2 Subscription agreement*

6.2 Letter of Intent from Mainscape, Inc.*

6.3 Convertible Promissory Note with Wavemaker Partners V, LP*

6.4 Convertible Promissory Note with Wavemaker Global Select, LLC *

* Included as exhibits to the Company’s Form 1-A and pre-qualification amendments (SEC File No. 024-11982).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By	/s/ John Vlay
John Vlay, Chief Executive Officer
Graze, Inc.
Date: September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ John Vlay
John Vlay, Chief Executive Officer
Graze, Inc.
Date: September 28, 2022

By	/s/ James Jordan
James Jordan, Principal Financial Officer, Principal Accounting Officer, Director
Graze, Inc.
Date: September 28, 2022

GRAZE, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022

UNAUDITED

GRAZE, INC.

BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$134,153	$31,045
Due from related party	15,450	15,450
Loan receivable, related party	5,121,526	342,056
Interest receivable, related party	69,457	41,874
Subscription receivable	113,448	113,448
Total current assets	5,454,034	543,873
Property and equipment, net	22,077	-
Total assets	$5,476,111	$543,873

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$5,893,872	$517,764
Accounts payable	230,296	64,063
Deferred revenue	500	500
Loan payable, related party	1,677,133	315,607
Interest payable, related party	58,805	17,651
Total liabilities	7,860,606	915,585

Commitments and contingencies

Stockholders' equity (deficit):
Series A Preferred stock, $0.0001 par value, 2,830,278 shares authorized, 2,693,299 and 1,888,487 shares issued and outstanding as of June 30, 2022 and December 31, 2021; liquidation preference of $15,621,134 as of June 30, 2022	269	189
Series A-1 Preferred stock, $0.0001 par value, 750,000 shares authorized, 736,993 shares issued and outstanding as of both June 30, 2022 and December 31, 2021; liquidation preference of $368,497 as of June 30, 2022	74	74
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,211,070 shares issued and outstanding as of both June 30, 2022 and December 31, 2021	221	221
Common stock, $0.0001 par value, 30,000,000 shares authorized, 0 shares issued and outstanding as of both June 30, 2022 and December 31, 2021	-	-
Additional paid-in capital	17,805,847	13,147,339
Treasury stock	(301,229)	(301,229)
Accumulated deficit	(19,889,678)	(13,218,306)
Total stockholders' equity (deficit)	(2,384,496)	(371,712)
Total liabilities and stockholders' equity (deficit)	$5,476,111	$543,873

See accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2022	2021
Net revenue	$-	$-

Operating expenses:
Research and development	5,320,903	3,025,204
Sales and marketing	971,441	539,802
General and administrative	365,995	218,862
Total operating expenses	6,658,339	3,783,868

Loss from operations	(6,658,339)	(3,783,868)

Other income (expense):
Interest income	28,547	14,630
Interest expense	(41,580)	(5,673)
Total other income (expense), net	(13,033)	8,957

Provision for income taxes	-	-
Net loss	$(6,671,372)	$(3,774,911)

Weighted average common shares outstanding - basic and diluted	-	-
Net loss per common share - basic and diluted	$-	$-

See accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock									Additional		Total
	Series A		Series A-1		Class F Stock		Common Stock		Treasury	Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2020	950,295	$95	749,977	$75.00	2,250,023	$225	-	$-	$-	$4,612,874	$(5,038,515)	$(425,246)
Issuance of Series A preferred stock, net of issuance costs	353,517	35	-	-	-	-	-	-	-	1,668,680	-	1,668,715
Issuance of Series A preferred stock for services	46,552	5	-	-	-	-	-	-	-	269,997	-	270,002
Issuance of treasury stock	-	-	(12,984)	(1)	(38,953)	(4)	-	-	(301,229)	5	-	(301,229)
Stock compensation expense	-	-	-	-	-	-	-	-	-	10,786	-	10,786
Net loss	-	-	-	-	-	-	-	-	-	-	(3,774,911)	(3,774,911)
Balances at June 30, 2021	1,350,364	$135	$736,993	$74	2,211,070	$221	-	$-	$(301,229)	$6,562,342	$(8,813,426)	$(2,551,883)

Balances at December 31, 2021	1,888,487	$189	736,993	$74	2,211,070	$221	-	$-	$(301,229)	$13,147,339	$(13,218,306)	$(371,712)
Issuance of Series A preferred stock	804,812	80	-	-	-	-	-	-	-	4,667,829	-	4,667,910
Offering costs	-	-	-	-	-	-	-	-	-	(28,480)	-	(28,480)
Stock compensation expense	-	-	-	-	-	-	-	-	-	19,158	-	19,158
Net loss	-	-	-	-	-	-	-	-	-	-	(6,671,372)	(6,671,372)
Balances at June 30, 2022	2,693,299	$269	736,993	$74	2,211,070	$221	-	$-	$(301,229)	$17,805,847	$(19,889,678)	$(2,384,496)

See accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(6,671,372)	$(3,774,911)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	19,158	10,786
Depreciation	1,898	-
Shares issued for services	-	270,002
Changes in operating assets and liabilities:
Interest receivable, related party	(27,583)	(1,925)
Accounts payable, related party	5,376,108	1,059,772
Accounts payable	166,234	209,561
Accrued expenses	-	(5,000)
Deferred revenue	-	500
Interest payable, related party	41,154	(1,855)
Net cash used in operating activities	(1,094,403)	(2,233,070)
Cash flows from investing activities:
Isssuance of loans to related parties	(4,779,470)	(430,000)
Purchase of property and equipment	(23,975)	-
Net cash used in investing activities	(4,803,445)	(430,000)
Cash flows from financing activities:
Proceeds from related party loans	1,361,526	28,000
Repayments of related party loans	-	(8,620)
Proceeds from issuance of preferred stock, net of issuance costs	4,639,430	1,555,269
Offering costs	-	15,000
Net cash provided by financing activities	6,000,956	1,589,649
Net change in cash and cash equivalents	103,108	(1,073,421)
Cash and cash equivalents at beginning of year	31,045	1,181,196
Cash and cash equivalents at end of year	$134,153	$107,775

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$64

Supplemental disclosure of non-cash financing activities:
Escrow receivable	$-	$113,448
Conversion of related party notes into accounts payable	$-	$27,393
Issuance of treasury stock as forgiveness of related party receivable and interest	$-	$301,229

See accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Graze, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs III, Inc. On March 25, 2021, the Company changed its name to Graze, Inc. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of June 30, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $6,671,372 and $3,774,911 for the six months ended June 30, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2022 and 2021. As of June 30, 2022, the Company had an accumulated deficit of $19,889,678, limited liquid assets with $134,153 of cash, and a working capital deficit of $2,520,020. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Stock Split

On July 27, 2022, the Company effected a 2-for-1 forward stock split of its issued and outstanding shares of common stock, as such the conversion ratio of Class F, Series A preferred and Series A-1 preferred has adjusted accordingly. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, warrants and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022 and December 31, 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The useful life of the Company’s property and equipment, vehicles, are 7 years.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized. As of June 30, 2022 and December 31, 2021, the Company had $500 in deferred revenue pertaining to a customer deposit.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2022 and 2021 are as follows:

	Six Months Ended
	June 30,
	2022	2021
Series A preferred stock	1,350,364	2,700,728
Series A-1 preferred stock	1,473,986	1,473,986
Class F stock	4,422,140	4,422,140
Options to purchase common stock	1,658,136	1,312,280
Warrants	173,511	347,022
Total potentially dilutive shares	9,078,137	10,256,156

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables as of June 30, 2022 and December 31, 2021:

	Outstanding Balance as of
	June 30,	December 31,
Name	2022	2021
Future Labs VI, Inc.	$-	$20,500
Future Labs VII, Inc.	4,862,526	321,556
Future VC, LLC	259,000	-
	$5,121,526	$342,056

In 2021, the Company extended all maturities on outstanding loans to varying dates in 2022. All loans bear interest at 3% per annum.

During the six months ended June 30, 2022 and 2021, the Company recognized interest income of $28,547 and $14,630, respectively. Accrued interest receivable outstanding as of June 30, 2022 and December 31, 2021 was $69,457 and $41,874, respectively.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of June 30, 2022 and December 31, 2021:

	Outstanding Balance as of
	June 30,	December 31,
Name	2022	2021
Future VC, LLC	$574,607	$-
Future VC, Inc.	1,102,526	315,607
	$1,677,133	$315,607

During the six months ended June 30, 2022 and 2021, the Company incurred interest expense of $41,580 and $5,673, respectively. Accrued interest payable outstanding as of June 30, 2022 and December 31, 2021 was $58,805 and $17,651, respectively. All notes bear interest at 3% per annum and mature in 2022 after extensions of the original 2020 maturities.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

On July 27, 2022, the Company effected a 2-for-1 forward stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

In July 2022, The Company’s amended and restated certificate of incorporation increased the number of authorized shares of Preferred Stock from 5,000,000 shares to 8,000,000 shares, and the number of authorized shares of common stock from 10,000,000 shares to 30,000,000 shares.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred and Class F Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred and Class F Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Series A Preferred Stock and Series A-1 Preferred Stock shall vote together as a single class.

For so long as at least 25% of the initially issued shares of Series A Preferred remain issued and outstanding, (i) the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Company; the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, shall be entitled to elect two directors of the Company; and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividends

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A stockholders shall be entitled to a liquidation preference equal to the greater of (i) the Series A Original Issue Price (defined below), plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock. Upon this completion, the remaining assets available for distribution shall be distributed among Class F and common stockholders on a pro-rata basis (assuming conversion of Class F stock into common stock).

The Series A Original Issue Price is (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

As of December 31, 2021, the liquidation preference of Series A and Series A-1 Preferred Stock was $10,953,226 and $368,497, respectively. As of December 31, 2020, the liquidation preference of Series A and Series A-1 Preferred Stock was $5,511,711 and $374,989, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into two shares of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into two shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a shadow series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except a $0.50 per share reduction in liquidation preference and exclusion from the stock’s voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F Conversion Ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price for the series of Series A Preferred by the Series A Conversion Price. The Series A Conversion price is (i) $2.90 per share in the case of the Series A Preferred Stock and (ii) $0.25 per share in the case of the Series A-1 Preferred Stock. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Stock Transactions

In the six months ended June 30 2022, the Company continued its Regulation A+ offering and issued an aggregate of 804,812 shares of Series A preferred stock for gross proceeds of $4,667,910, or $5.80 per share.

In the six months ended June 30, 2021, the Company continued its Regulation A+ offering and issued an aggregate of 353,517 shares of Series A preferred stock for gross proceeds of $2,050,399, or $5.80 per share. As of June 30, 2021, the Company has received net proceeds of $1,555,269, including an escrow receivable of $113,448.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 38,953 Class F and 12,984 Series A-1 shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2021, the Company issued 46,552 shares of Series A Preferred stock pursuant to an agreement for services. The fair value of $270,002 was included in sales and marketing expenses in the statements of operations.

8.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs V, Inc 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 4,658,136 shares as of June 30, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. June 30, 2022, there were 3,000,000 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the six months ended June 30, 2022 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	1,447,680	$0.26	$35,222
Granted	210,456	0.29
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2022	1,658,136	$0.26	$40,342

Exercisable as of June 30, 2022	997,459	$0.26	$28,472

In 2022, the Company issued 210,456 options to purchase common stock with an exercise price of $0.285 per share.

Stock-based compensation expense for stock options of $19,158 and $10,786 were recognized under FASB ASC 718 for the six months ended June 30, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $122,737 as of June 30, 2022, which will be recognized over a weighted average period of 2.3 years.

Warrants

As of June 30, 2022 and December 31, 2021, there were 1,833,090 warrants outstanding with a weighted average exercise price of $0.27 per share.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2022	2021
General and administrative expenses	$18,088	$10,598
Research and development expenses	1,070	188
	$19,158	$10,786

9.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

As of June 30, 2022 and December 31, 2021, the Company had $5,893,872 and $517,764, respectively, in accounts payable with related parties under common control.

The Company entered into agreements with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During the six months ended June 30, 2022 and 2021, the Company incurred $5,319,833 and $2,762,196 of fees under these agreements,

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred fees from Wax Inc. amounting to $150,000, which was included in accounts payable, related party as of June 30, 2022.

The following is a summary of operating expense transactions incurred with related parties during the six months ended June 30, 2022 and 2021:

	Six Months Ended
	June 30,
	2022	2021
Research and development	$5,319,833	$2,762,196
Sales and marketing	957,561	-
General and administrative	150,000	-
	$6,427,394	$2,762,196

10.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11.	SUBSEQUENT EVENTS

On July 27, 2022, the Company effected a 2-for-1 forward stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

In July 2022, The Company’s amended and restated certificate of incorporation increased the number of authorized shares of Preferred Stock from 5,000,000 shares to 8,000,000 shares, and the number of authorized shares of common stock from 10,000,000 shares to 30,000,000 shares.

Management has evaluated subsequent events through September 18, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.